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                         Supplement Dated March 29, 2002
                     to the Prospectus Dated October 5, 2001
                                     for the
                 Common Stock of Andrea Electronics Corporation
                         11,211,171 Shares Common Stock

         THE PROSPECTUS FOR ANDREA ELECTRONICS CORPORATION COMMON STOCK DATED OCTOBER 5, 2001 IS HEREBY AMENDED TO REFLECT THE CHANGES AND ADDITIONAL INFORMATION SET FORTH BELOW. IT IS SUGGESTED YOU KEEP THE SUPPLEMENT WITH SUCH PROSPECTUS FOR FUTURE REFERENCE. UPON REQUEST, ANDREA ELECTRONICS WILL FURNISH YOU A COPY OF SUCH PROSPECTUS AND ANY SUPPLEMENTS THERETO.

         The Prospectus is hereby amended by inserting the following paragraph on page 21 after the section on "Triggering Events":

         On March 25, 2002, the Company announced that a triggering event had occurred and that as a result of the trigger, the investor had the right to require the Company to redeem all of the Series C Preferred Shares. As a result, the Company sought a waiver from the investor. The investor agreed to waive its right to receive the aggregate Triggering Event Redemption Price (as defined in the Certificate of Amendment) (together with any interest and related cash payments or penalties thereon) the investor was otherwise entitled to as a result of the existing triggering event until April 1, 2007. In addition, the investor agreed to waive, until April 1, 2007, its right to receive the aggregate Triggering Event Redemption Price (as defined in the Certificate of Amendment) (together with any interest and related cash payments or penalties thereon) with respect to (1) any future Triggering Event relating to additional registration failures, provided that the existing registration statements remain effective and available to the investor for the number of shares currently covered by such registration statements (less any future sales made pursuant to such registration statements), and (2) any future Triggering Event relating to the delisting of the Company's common stock, provided that the Common Stock is thereafter authorized for trading on the OTC BB. In addition, the investor agreed to waive, until April 1, 2007, the Company's obligation to register any additional shares and the Company's obligation to make certain cash payments, if any, for its failure to register any additional shares. Finally, the investor acknowledged that, pursuant to Section IV(H) of the Certificate of Amendment, no Maturity Date Redemption Price (as defined in Section IV(H) of the Certificate of Amendment) is due on October 10, 2002. The investor's waivers described above shall be null and void immediately, however, upon the earlier of April 1, 2007, if such Triggering Event Redemption Price is not paid on April 1, 2007, the first date on which the Company fails to comply in any material respect with the terms of the Waiver Agreement, the Acknowledgment Agreement or the Security Agreement entered into between the Company and investor (the "Agreements"), and the first date on which the Company is insolvent.

         As consideration for the investor's agreement to waive its current and, in certain circumstances, any future right to receive the aggregate Triggering Event Redemption Price for the Preferred Stock, the Company agreed to grant the investor a security interest in all of the Company's assets, however, the investor agreed to have its lien on the Company's assets


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subordinated to (1) any lien granted in the future to a non-affiliated third party in connection with a strategic transaction with a financing component, provided that such third-party lien relates only to the amount of the financing component of such transactions, and (2) any lien granted in the future to a bank or other similar institution pursuant to any asset based financing transaction. In addition, the investor agreed to release its lien in connection with any sale of any assets subject to investor's lien, provided the investor receive a lien on the proceeds of the sale. The investor acknowledged that its lien in any portion of the Company's intellectual property is effectively subordinate to the interest of any current or future licensee of such intellectual property, as any interest the investor may have in such intellectual property cannot be greater than the Company's interest therein.

         Given that the waiver granted by the investor does not cover all triggering events set forth in the Certificate of Amendment and that the waiver will be null and void in the event the Company fails to comply in any material respect with the terms of the Agreements, among other things, there is a risk that the investor could declare a triggering event that would trigger the redemption rights. If such redemption rights are triggered and the Company has insufficient funds to satisfy the redemption, the Company will be required to obtain a new waiver from the investor. If the investor does not consent to such a waiver, the Company's ability to continue its current operations will be materially adversely affected.